SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

ACXIOM CORPORATION

(Exact name of Registrant as specified in its charter)

	P. O. Box 8180, 1 Information Way	
Delaware	Little Rock, Arkansas 72203-8180	71-0581897
(State of Incorporation)	(Address of principal executive offices, including zip code)	(IRS Employer Identification Number)

DIGITAL IMPACT, INC. 1998 STOCK PLAN
DIGITAL IMPACT, INC. 1999 DIRECTOR EQUITY PLAN
MINESHARE, INC. 1997 STOCK PLAN
MARKETLEAP.COM, INC. 2000 LONG-TERM INCENTIVE PLAN

(Full title of the plans)

Jerry C. Jones
Business Development and Legal Leader
Acxiom Corporation
P. O. Box 8180, 1 Information Way
Little Rock, Arkansas 72203-8180
(501) 342-1000

(Name, address and telephone number of agent for service)

Goodloe Partee
Kutak Rock LLP
425 West Capitol Avenue
Suite 1100
Little Rock, Arkansas 72201
(501) 975-3000

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered (1)	Amount to be Registered (2)	Proposed Maximum Offering Price Per Share (3)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.10 par value (4)	860,062	$16.58	$14,259,827	$1,678.38

(1)   Preferred Stock Purchase Rights of Acxiom Corporation ("Acxiom") are attached to and trade with Acxiom Common Stock.

(2)   Pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement shall also cover any additional shares of Acxiom's Common Stock which become issuable under the Digital Impact, Inc. 1998 Stock Plan, the Digital Impact, Inc. 1999 Director Equity Plan, the Mineshare, Inc. 1997 Stock Plan and the Marketleap.com, Inc. 2000 Long-Term Incentive Plan (collectively, the "Plans") by reason of a stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in the increase in the number of the outstanding shares of Acxiom Common Stock.

(3)   Estimated in accordance with Rule 457(h) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee based on the price of $16.58 per share, which was the average of the high and low price per share of Acxiom Common Stock as reported on the Nasdaq National Market on May 12, 2005.

(4)   Pursuant to the Agreement and Plan of Merger dated March 25, 2005, all outstanding options under the Plans were assumed by Acxiom and converted into options to purchase Acxiom Common Stock.

PART I
INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

The document(s) containing information specified by Part I of this Form S-8 Registration Statement (the "Registration Statement") have been or will be sent or given to participants in the plans listed on the cover of the Registration Statement (the "Plans") as specified in Rule 428(b)(1) promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Information Incorporated by Reference.

We hereby incorporate by reference into this Registration Statement the following documents and information previously filed with the Securities and Exchange Commission:

(a) Our Annual Report on Form 10-K for the fiscal year ended March 31, 2004 filed pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which contains audited financial statements for our latest fiscal year for which such statements have been filed.

(b) Our Quarterly Report on Form 10-Q for the quarter ending June 30, 2004.

(c) Our Quarterly Report on Form 10-Q for the quarter ending September 30, 2004.

(d) Our Quarterly Report on Form 10-Q for the quarter ending December 31, 2004.

(e) The description of our capital stock contained in the registration statement on Form 8-A of CCX Network, Inc., which is now known as Acxiom Corporation, dated February 4, 1985, and any amendments or updates to that form.

(f) The description of our preferred stock purchase rights contained in the registration statement on Form 8-A dated January 28, 1998, as amended by Form 8-A/A dated June 4, 1998.

(g) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the our Annual Report on Form 10-K referred to in (a) above.

All documents subsequently filed by the Acxiom pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing such documents.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

Exculpation.   Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for any unlawful payment of dividends or unlawful stock purchase or redemption, or for any transaction from which the director derived an improper personal benefit.

The Acxiom Certificate of Incorporation and/or Bylaws (collectively, the "Charter") provide that, to the fullest extent permitted by Delaware corporate law, a director shall not be liable to Acxiom and its stockholders for monetary damages for a breach of fiduciary duty as a director.

Indemnification.   Section 145 of the Delaware corporate law permits a corporation to indemnify any of its directors or officers who was or is a party or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director or officer of the corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of a corporation, the corporation is permitted to indemnify any of its directors or officers against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and except that no indemnification shall be made for any claim as to which such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnification for such expenses despite such adjudication of liability.

The Acxiom Charter provides for indemnification of directors and officers of Acxiom against liability they may incur in their capacities as and to the extent authorized by Delaware corporate law.

Insurance.   Acxiom has in effect directors' and officers' liability insurance and fiduciary liability insurance. The fiduciary liability insurance covers actions of directors and officers as well as other employees with fiduciary responsibilities under ERISA.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit
Number

4.1	Specimen Common Stock Certificate (previously filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-4 (No. 333-61639) filed August 17, 1998 and incorporated herein by reference).
4.2	Rights Agreement, dated January 28, 1998 between Acxiom and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agreement"), including the forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement, and the form of Certificate of Designation and Terms of Participating Preferred Stock of the Registrant, included in Exhibit B to the Rights Agreement (previously filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated February 10, 1998, Commission File No. 0-13163, and incorporated herein by reference).
4.3	Amendment No. 1, dated as of May 26, 1998, to the Rights Agreement (previously filed as Exhibit 4 to the Registrant's Current Report on Form 8-K dated June 4, 1998, Commission File No. 0-13163, and incorporated herein by reference).
5.1	Opinion of Kutak Rock LLP as to the legality of the shares being registered
23.1	Consent of KPMG LLP
23.2	Consent of Counsel (contained in Exhibit 5.1)
24.1	Power of Attorney (see signature page)
99.1 (1)	Digital Impact, Inc. 1998 Stock Plan
99.2	Digital Impact, Inc. 1999 Director Equity Plan
99.3 (2)	Mineshare, Inc. 1997 Stock Plan
99.4 (3)	Marketleap.com, Inc. 2000 Long-Term Incentive Plan

---

(1)   Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (SEC File No. 333-67686), filed by Digital Impact, Inc. with the Securities and Exchange Commission on August 16, 2001.

(2)   Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (SEC File No. 333-43714), filed by Digital Impact, Inc. with the Securities and Exchange Commission on August 14, 2000.

(3)   Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (SEC File No. 333-117608), filed by Digital Impact, Inc. with the Securities and Exchange Commission on July 23, 2004.

Item 9. Undertakings.

(a) The undersigned registrant (the "Registrant") hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"),

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a)(l)(i) and (a)(l)(ii) above do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on May 13, 2005.


ACXIOM CORPORATION

By: /s/ Catherine L. Hughes
     Catherine L. Hughes
     Secretary


POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS: That the undersigned, a director or officer, or both, of Acxiom Corporation ("Acxiom"), acting pursuant to authorization of the Board of Directors of Acxiom, hereby appoints Catherine L. Hughes and Jerry C. Jones, or either one of them, attorneys-in-fact and agents for me and in my name and on my behalf, individually and as a director or officer, or both, of Acxiom, to sign a Registration Statement on Form S-8, together with all necessary exhibits, and any amendments (including post-effective amendments) and supplements thereto, to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the issuance and sale of the shares of common stock, $.10 par value, of Acxiom to be issued and delivered in accordance with the Digital Impact, Inc. 1998 Stock Plan, the Digital Impact, Inc. 1999 Director Equity Plan, the Mineshare, Inc. 1997 Stock Plan, the Marketleap.com, Inc. 2000 Long-Term Incentive Plan, and any other equity compensation plans of Digital Impact, Inc. requiring registration (as the same may be amended from time to time, the "Plans"), and generally to do and perform all things necessary to be done in connection with the foregoing as fully in all respects as I could do personally.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on May 13, 2005.

Signature	Title
/s/ William T. Dillard II William T. Dillard II	Director
s/ Harry C. Gambill Harry C. Gambill	Director
/s/ Mary L. Good Mary L. Good	Director

/s/ Ann Die Hasselmo	Director
Ann Die Hasselmo	
/s/ William J. Henderson	Director
William J. Henderson	
/s/ Rodger S. Kline	Director and Chief Finance and Administration Leader
Rodger S. Kline	(principal financial officer and principal accounting officer)
/s/ Thomas F. (Mack) McLarty, III	Director
Thomas F. (Mack) McLarty, III	
/s/ Charles D. Morgan	Chairman of the Board and Company Leader
Charles D. Morgan	(principal executive officer)
/s/ Stephen M. Patterson	Director
Stephen M. Patterson	
/s/ James T. Womble	Director and Global Development Leader
James T. Womble	

INDEX TO EXHIBITS

Exhibit
Number

4.1	Specimen Common Stock Certificate (previously filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-4 (No. 333-61639) filed August 17, 1998 and incorporated herein by reference).
4.2	Rights Agreement, dated January 28, 1998 between Acxiom and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agreement"), including the forms of Rights Certificate and of Election to Exercise, included in Exhibit A to the Rights Agreement, and the form of Certificate of Designation and Terms of Participating Preferred Stock of the Registrant, included in Exhibit B to the Rights Agreement (previously filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated February 10, 1998, Commission File No. 0-13163, and incorporated herein by reference).
4.3	Amendment No. 1, dated as of May 26, 1998, to the Rights Agreement (previously filed as Exhibit 4 to the Registrant's Current Report on Form 8-K dated June 4, 1998, Commission File No. 0-13163, and incorporated herein by reference).
5.1	Opinion of Kutak Rock LLP as to the legality of the shares being registered
23.1	Consent of KPMG LLP
23.2	Consent of Counsel (contained in Exhibit 5.1)
24.1	Power of Attorney (see signature page)
99.1 (1)	Digital Impact, Inc. 1998 Stock Plan
99.2	Digital Impact, Inc. 1999 Director Equity Plan
99.3 (2)	Mineshare, Inc. 1997 Stock Plan
99.4 (3)	Marketleap.com, Inc. 2000 Long-Term Incentive Plan

---

(1) Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (SEC File No. 333-67686), filed by Digital Impact, Inc. with the Securities and Exchange Commission on August 16, 2001.

(2) Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (SEC File No. 333-43714), filed by Digital Impact, Inc. with the Securities and Exchange Commission on August 14, 2000.

(3) Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 (SEC File No. 333-117608), filed by Digital Impact, Inc. with the Securities and Exchange Commission on July 23, 2004.

EXHIBIT 5.1

May 13, 2005

Acxiom Corporation
1 Information Way
P. O. Box 8180
Little Rock, Arkansas 72203 - 8180

Re: REGISTRATION ON FORM S-8 OF SHARES OF ACXIOM CORPORATION'S
        COMMON STOCK, PAR VALUE $.10 PER SHARE, OFFERED PURSUANT TO
        THE DIGITAL IMPACT, INC. 1998 STOCK PLAN, THE DIGITAL IMPACT, INC.
        1999 DIRECTOR EQUITY PLAN, THE MINESHARE, INC. 1997 STOCK PLAN
        AND THE MARKETLEAP.COM, INC. 2000 LONG-TERM INCENTIVE PLAN

Ladies and Gentlemen:

        We are acting as counsel to Acxiom Corporation, a Delaware corporation (the
"Company"), in connection with the registration under the Securities Act of 1933, as amended, of
up to 790,824 shares of Acxiom Common Stock to be issued under the Digital Impact, Inc. 1998
Stock Plan, up to 20,020 shares of Acxiom Common Stock to be issued under the Digital Impact,
Inc. 1999 Director Equity Plan, up to 237 shares of Acxiom Common Stock to be issued under
the MineShare, Inc. 1997 Stock Plan and up to 48,981 shares of Acxiom Common Stock to be
issued under the Marketleap.com, Inc. 2000 Long-Term Incentive Plan (collectively, the
"Plans"). Such shares of Acxiom Common Stock are referred to herein as the "Shares."

        We have examined such documents, records, and matters of law as we have deemed
necessary for purposes of this opinion. Based on such examination and on the assumptions set
forth below, we are of the opinion that the Shares to be offered and sold, when issued and
delivered in accordance with the terms and provisions of the Plans, against receipt of the
consideration provided for therein, will be validly issued, fully paid, and nonassessable.

        In rendering this opinion, we have (i) assumed and have not independently verified (a)
the due authorization, execution and delivery of the Plans, (b) that all signatures on all
certificates and other documents examined by us are genuine, and that, where any such signature
purports to have been made in a corporate, governmental or other capacity, the person who
affixed such signature to such certificate or other document had authority to do so, and (c) the
authenticity of all documents submitted to us as originals and the conformity to original
documents of all documents submitted to us as copies and (ii) as to certain factual matters, relied
upon certificates of public officials and of the Company and its officers and have not
independently checked or verified the accuracy of the factual statements contained therein. In
addition, our examination of matters of law has been limited to the General Corporation Law of
the State of Delaware and the Delaware case law decided thereunder, and the federal laws of the
United States of America, in each case in effect on the date hereof.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Kutak Rock LLP

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Acxiom Corporation:

We consent to use of our report dated May 6, 2004, with respect to the consolidated balance sheets of Acxiom Corporation and subsidiaries as of March 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for the years ended March 31, 2004 and 2003, incorporated herein by reference, which report appears in the March 31, 2004 annual report on Form 10-K of Acxiom Corporation.

Our report refers to our audit of the adjustments that were applied to revise the 2002 consolidated financial statements relating to reportable segments, as more fully described in Note 20 to the consolidated financial statements. Our report also refers to our audit of certain reclassifications made to the 2002 consolidated statement of operations to conform to the current year presentation and to reclassify debt extinguishment costs as a result of the adoption of Statement of Financial Accounting Standard No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", as more fully described in Note 1 to the consolidated financial statements. However, we were not engaged to audit, review, or apply any procedures to the 2002 consolidated financial statements other than with respect to such adjustments.

/s/ KPMG LLP

Dallas, Texas
May 12, 2005

EXHIBIT 99.2

DIGITAL IMPACT, INC.
1999 DIRECTOR EQUITY PLAN

adopted September 1999
approved by stockholders October 1999
amended and restated January 2002
amended and restated May 2003
approved by stockholders July 2003
amended and restated April 2005

1.   **Purposes of the Plan**. The purposes of this 1999 Director Equity Plan are to attract and retain the best available personnel for service as Outside Directors (as defined herein) of the Company, to provide additional incentive to the Outside Directors of the Company to serve as Directors, and to encourage their continued service on the Board. All stock options granted hereunder shall be nonstatutory stock options.

2.   **Definitions**. As used herein, the following definitions shall apply:

(a)   *"Administrator"* means the Company's Chief Executive Officer.

(b)   *"Annual Meeting"* means the Company's annual meeting of stockholders.

(c)   *"Audit Committee"* means audit committee of the Board or any successor committee of the Board performing similar functions.

(d)   *"Award"* means an Option or Restricted Stock granted hereunder.

(e)   *"Board"* means the Board of Directors of the Company.

(f)   *"Code"* means the Internal Revenue Code of 1986, as amended.

(g)   *"Common Stock"* means the common stock of the Company, par value $0.001 per share.

(h)   *"Company"* means Digital Impact, Inc., a Delaware corporation.

(i)   *"Compensation Committee"* means the compensation committee of the Board or any successor committee of the Board performing similar functions.

(j)   *"Director"* means a member of the Board.

1

(k)   *"Disability"* means total and permanent disability as defined in Section 22(e)(3) of the Code.

(l)   *"Employee"* means any person, including officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. The payment of a Director's fee by the Company shall not be sufficient in and of itself to constitute "employment" by the Company.

(m)   *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(n)   *"Fair Market Value"* means, as of any date, the value of Common Stock determined as follows:

(i)   If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq Stock Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day prior to the time of determination as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii)   If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock for the last market trading day prior to the time of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)   In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

(o)   *"Inside Director"* means a Director who is an Employee or who has been an Employee at any time during the previous twelve (12) months.

(p)   *"Option"* means a stock option granted pursuant to the Plan.

(q)   *"Optioned Stock"* means the Common Stock subject to an Option.

(r)   *"Outside Director"* means a Director who has not been an Employee for at least twelve (12) months.

(s)   *"Parent"* means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(t)   *"Plan"* means this 1999 Director Equity Plan.

2

(u) *"Restricted Stock"* means a grant of Shares subject to a forfeiture restriction that lapses over time.

(v) *"Share"* means a share of the Common Stock, as adjusted in accordance with Section 11 of the Plan.

(w) *"Subsidiary"* means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Internal Revenue Code of 1986.

(x) *"Transition Date"* means (i) the later of (A) the date that is six months prior to the beginning of the fiscal quarter in which the Company changes its method of stock option expense accounting from the intrinsic value method to the fair value method or (B) the most recent date that Options were granted under this Plan, if such change requires that stock options covering Shares granted prior to such fiscal quarter be expensed using the fair value method in such fiscal quarter and subsequent fiscal quarters, or (ii) the first day of the fiscal quarter in which the Company changes its method of stock option expense accounting from the intrinsic value method to the fair value method, if such change does not require that stock options covering Shares granted prior to such fiscal quarter be expensed using the fair value method in such fiscal quarter and subsequent fiscal quarters; provided, however, that if neither such date satisfactorily accomplishes the goal of the Company to minimize equity-based compensation expense while maximizing the retention and performance incentive of Awards granted under the Plan, the Administrator may select another date as the Transition Date.

3. Stock Subject to the Plan.

(a) <u>Plan Pool</u>. Subject to the provisions of Section 11 of the Plan, the maximum aggregate number of Shares which may be granted as Restricted Stock or optioned and sold pursuant to an Option under the Plan is 500,000 Shares, plus an annual increase to be added on January 1 of each year, beginning in 2001, equal to the lesser of 250,000 shares or an amount determined by the Board (the "Pool"). The Shares may be authorized, but unissued, or reacquired Common Stock.

(b) <u>Shares Returned to Pool</u>. Unless the Plan has previously been terminated, the following events will result in Shares being returned to the Pool and shall be available for future grant under the Plan:

(i) An Option expires or becomes unexercisable without having been exercised in full (the unpurchased Shares will be returned to the Pool);

(ii) Unvested Restricted Stock is forfeited (the underlying Shares will be returned to the Pool); and

(iii) Shares tendered to the Company to exercise an Option (the tendered Shares will be returned to the Pool).

4. Awards Generally.

(a) <u>Limitations</u>. Awards may be granted only to Outside Directors. All grants of Awards hereunder shall be automatic and nondiscretionary and shall be made strictly in accordance with the terms set forth in Sections 4, 5 and 6 hereof. The Plan shall not confer upon any grantee any right with respect to continuation of service as a Director or nomination to serve as a Director, nor shall it interfere in any way with any rights which the Director or the Company may have to terminate the Director's relationship with the Company at any time. In the event that any Award granted under the Plan would cause the number of Shares subject to outstanding Awards plus the number of Shares previously purchased under Options to exceed the Pool, then the remaining Shares available for Award grant shall be allocated on a pro rata basis. No further grants shall be made until such time, if any, as additional Shares become available for grant under the Plan through action of the Board or the stockholders to increase the number of Shares which may be issued under the Plan, through an automatic Pool increase pursuant to Section 3 or through cancellation or expiration of Awards previously granted hereunder.

(b) <u>Award Transition</u>. Prior to the Transition Date, all Awards granted hereunder shall be Options. On or after the Transition Date, all Awards granted hereunder shall be Restricted Stock.

(c) <u>Stockholder Approval</u>. Notwithstanding the provisions of Sections 5 and 6 hereof, any exercise of an Option or vesting of Restricted Stock granted before the Company has obtained stockholder approval of the Plan in accordance with Section 17 hereof shall be conditioned upon obtaining such stockholder approval.

(d) <u>Other Committees</u>. The Administrator shall determine from time to time whether other service by Directors on committees of the Board not covered by the Plan warrants grants of Awards for such service, and shall have the power and authority to modify the Plan from time to time to establish non-discretionary, automatic award grants to be made to such committee members on such terms and at such times as the Administrator shall determine.

(e) <u>Deferral</u>. Directors may, at their election, and subject to rules and procedures implemented by the Administrator and applicable laws, defer the receipt of Shares otherwise deliverable hereunder upon the exercise of Options or the vesting of Restricted Stock.

5. Options.

(a) <u>Initial Board Grant</u>. Each Outside Director shall be automatically granted an Option to purchase 40,000 Shares on the date on which the later of the following events occurs:

(i) the effective date of this Plan, as determined in accordance with Section 7 hereof; or

(ii)   the date on which such person first becomes an Outside Director, whether through election by the stockholders of the Company or appointment by the Board to fill a vacancy; provided, however, that a Director who ceases to be an Inside Director but who remains a Director shall not receive this initial Award.

(b)   <u>Annual Board Grant</u>. Upon each Annual Meeting, each Outside Director shall be automatically granted an Option to purchase 10,000 Shares, provided he or she is then an Outside Director and if as of such date he or she shall have been a Director for at least the preceding three (3) months.

(c)   <u>Annual Audit Committee Grant</u>. Upon each Annual Meeting, each Outside Director that is a member of the Audit Committee shall be automatically granted an Option to purchase 7,500 Shares, provided he or she is then an Outside Director and if as of such date he or she shall have been a member of the Audit Committee for at least the preceding three (3) months.

(d)   <u>Annual Compensation Committee Grant</u>. Upon each Annual Meeting, each Outside Director that is a member of the Compensation Committee shall be automatically granted an Option to purchase 2,500 Shares, provided he or she is then an Outside Director and if as of such date he or she shall have been a member of the Compensation Committee for at least the preceding three (3) months.

(e)   <u>Terms</u>. The terms of each Option granted hereunder shall be as follows:

(i)   the term shall be ten (10) years;

(ii)   each Option shall be exercisable only while the Outside Director remains a Director, except as set forth in Sections 9 and 11 hereof;

(iii)   the exercise price per Share shall be 100% of the Fair Market Value per Share on the date of grant of such Option; and

(iv)   subject to Section 11 hereof, each Option shall become exercisable as to 25% of the Shares subject to such Option on each anniversary of its date of grant, provided that the grantee continues to serve as a Director on such dates. Notwithstanding the foregoing or anything to the contrary in Section 12 hereof, each Director's outstanding and unvested Options shall immediately vest in full upon his or her resignation or termination from the Board upon or following the completion by Adam Merger Corporation, a wholly owned subsidiary of Acxiom Corporation, of its tender offer to acquire all of the outstanding shares of Company Common Stock.

(f)   <u>Award Transition</u>. Notwithstanding anything to the contrary in this Section 5, no Option shall be granted under the Plan on or after the Transition Date.

6. Restricted Stock.

(a) <u>Initial Board Grant</u>. Each Outside Director shall be automatically granted a number of Shares of Restricted Stock determined by dividing (A) $20,000 by (B) the Fair Market Value of a Share on the date on which the later of the following events occurs:

    (i) the effective date of this Plan, as determined in accordance with Section 7 hereof; or

    (ii) the date on which such person first becomes an Outside Director after the Transition Date, whether through election by the stockholders of the Company or appointment by the Board to fill a vacancy; provided, however, that an Inside Director who ceases to be an Inside Director but who remains a Director shall not receive this initial Award;

provided, however, that no Award granted pursuant to this subsection shall constitute less than 4,000 Shares nor more than 26,667 Shares.

(b) <u>Annual Board Grant</u>. Upon each Annual Meeting after the Transition Date, each Outside Director shall be automatically granted a number of Shares of Restricted Stock determined by dividing (A) $10,000 by (B) the Fair Market Value of a Share, provided he or she is then an Outside Director and if as of such date he or she shall have been a Director for at least the preceding three (3) months; provided, however, that no Award granted pursuant to this subsection shall constitute less than 2,000 Shares nor more than 13,333 Shares.

(c) <u>Annual Audit Committee Grant</u>. Upon each Annual Meeting after the Transition Date, each Outside Director that is a member of the Audit Committee shall be automatically granted a number of Shares of Restricted Stock determined by dividing (A) $7,500 by (B) the Fair Market Value of a Share, provided he or she is then an Outside Director and if as of such date he or she shall have been a member of the Audit Committee for at least the preceding three (3) months; provided, however, that no Award granted pursuant to this subsection shall constitute less than 1,500 Shares nor more than 10,000 Shares.

(d) <u>Annual Compensation Committee Grant</u>. Upon each Annual Meeting after the Transition Date, each Outside Director that is a member of the Compensation Committee shall be automatically granted a number of Shares of Restricted Stock determined by dividing (A) $2,500 by (B) the Fair Market Value of a Share, provided he or she is then an Outside Director and if as of such date he or she shall have been a member of the Audit Committee for at least the preceding three (3) months; provided, however, that no Award granted pursuant to this subsection shall constitute less than 500 Shares nor more than 3,333 Shares.

(e) <u>Vesting</u>. Subject to Section 11 hereof, Restricted Stock granted hereunder shall vest at the rate of 25% on each anniversary of the date of grant, provided that the grantee continues to serve as a Director on such dates. Notwithstanding the foregoing or anything to the contrary in Section 12 hereof, all unvested Restricted Stock granted hereunder shall immediately vest in full on April 25, 2005.

(f) <u>Award Transition</u>. Notwithstanding anything to the contrary in this Section 6, no Restricted Stock shall be granted under the Plan prior to the Transition Date.

7. **Term of Plan.** The Plan shall become effective upon the earlier to occur of its adoption by the Board or its approval by the stockholders of the Company as described in Section 17 of the Plan. It shall continue in effect for a term of ten (10) years unless sooner terminated under Section 12.

8. **Form of Consideration.** The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall consist of (i) cash, (ii) check, (iii) other Shares which (x) in the case of Shares acquired upon exercise of an option, have been owned by the grantee for more than six (6) months on the date of surrender, and (y) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised, (iv) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan, (v) any combination of the foregoing methods of payment or (vi) such other consideration and method of payment for the issuance of Shares to the extent permitted by applicable laws.

9. **Option Exercise; Effect of Termination of Board Service on Awards.**

(a) <u>Procedure for Exercise; Rights as a Stockholder</u>. Any Option granted hereunder shall be exercisable at such times as are set forth in Section 5 hereof; provided, however, that no Options shall be exercisable until stockholder approval of the Plan in accordance with Section 17 hereof has been obtained. An Option may not be exercised for a fraction of a Share.

An Option shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Option by the person entitled to exercise the Option and full payment for the Shares with respect to which the Option is exercised has been received by the Company. Full payment may consist of any consideration and method of payment allowable under Section 8 of the Plan. Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock certificate evidencing such Shares (or, in the case of uncertificated Shares, the issuance of such Shares to the brokerage or other designated account of the grantee) no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. A share certificate for the number of Shares so acquired shall be issued (or an electronic transfer shall be made) to the grantee as soon as practicable after exercise of the Option. No adjustment shall be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 11.

Exercise of an Option in any manner shall result in a decrease in the number of Shares which thereafter may be available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b) <u>Termination of Board Service</u>. Subject to Section 11 hereof, in the event an Option grantee's status as a Director terminates (other than upon the grantee's death or Disability), the grantee may exercise his or her Option, but only within three (3) months following the date of such termination, and only to the extent that the grantee was entitled to exercise it on the date of such termination (but in no event later than the expiration of its term). To the extent that an Option grantee was not entitled to exercise an Option on the date of such termination, and to the extent that the grantee does not exercise such Option (to the extent otherwise so entitled) within the time specified herein, the Option shall terminate. Unvested Restricted Stock held by a Director on the date of such termination shall be forfeited.

(c) <u>Disability</u>. In the event an Option grantee's status as a Director terminates as a result of Disability, the grantee may exercise his or her Option, but only within twelve (12) months following the date of such termination, and only to the extent that the grantee was entitled to exercise it on the date of such termination (but in no event later than the expiration of its term). To the extent that an Option grantee was not entitled to exercise an Option on the date of termination, or if he or she does not exercise such Option (to the extent otherwise so entitled) within the time specified herein, the Option shall terminate. Unvested Restricted Stock held by a Director on the date of such termination shall be forfeited.

(d) <u>Death</u>. In the event of an Option grantee's death, the grantee's estate or a person who acquired the right to exercise the Option by bequest or inheritance may exercise the Option, but only within twelve (12) months following the date of death, and only to the extent that the grantee was entitled to exercise it on the date of death (but in no event later than the expiration of its term). To the extent that the grantee was not entitled to exercise an Option on the date of death, and to the extent that the grantee's estate or a person who acquired the right to exercise such Option does not exercise such Option (to the extent otherwise so entitled) within the time specified herein, the Option shall terminate. Unvested Restricted Stock held by a Director on the date of such termination shall be forfeited.

10. Transferability. An Award may be transferred (i) to one or more Family Members (as defined below) of the grantee or (ii) under a domestic relations order in settlement of marital property rights. "Family Member" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee's household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than fifty percent (50%) of the voting interests.

11. Adjustments Upon Changes in Capitalization, Dissolution, Merger or Asset Sale.

(a)   <u>Changes in Capitalization</u>. Subject to any required action by the stockholders of the Company, the number of Shares covered by each outstanding Award, the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, as well as the exercise price per Share covered by each such outstanding Option, and the number of Shares issuable pursuant to the automatic grant provisions of Sections 5 and 6 and the collar provisions of Section 6 shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award.

(b)   <u>Dissolution or Liquidation</u>. In the event of the proposed dissolution or liquidation of the Company, to the extent that an Option has not been previously exercised, it shall terminate immediately prior to the consummation of such proposed action.

(c)   <u>Merger or Asset Sale</u>. In the event of a merger of the Company with or into another corporation or the sale of substantially all of the assets of the Company, outstanding Awards may be assumed or equivalent equity-based incentives may be substituted by the successor corporation or a Parent or Subsidiary thereof (the "Successor Corporation"), but any replacement or substitute incentives shall have the same vesting terms as the original Awards. Following such assumption, replacement or substitution, if the grantee's status as a Director or as a director of the Successor Corporation, as applicable, is terminated other than upon a voluntary resignation by the grantee, the assumed Award or replacement or substitute equity-based incentive shall become fully vested.

If the Successor Corporation does not assume an outstanding Option or substitute for it an equivalent equity-based incentive, the Option shall become fully vested and exercisable. In such event the Board shall notify the grantee that the Option shall be fully exercisable for a period of thirty (30) days from the date of such notice, and upon the expiration of such period the Option shall terminate. If the Successor Corporation does not assume an outstanding grant of Restricted Stock or substitute for it an equivalent equity-based incentive, the grant of Restricted Stock shall vest immediately prior to the consummation of the applicable transaction.

9

For the purposes of this Section 11(c), an Option shall be considered assumed if, following the merger or sale of assets, the Option confers the right to purchase or receive, for each Share of Optioned Stock subject to the Option immediately prior to the merger or sale of assets, the consideration (whether stock, cash, or other securities or property) received in the merger or sale of assets by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares). If such consideration received in the merger or sale of assets is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option, for each share of Optioned Stock subject to the Option, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or sale of assets.

12. **Amendment and Termination of the Plan**. The Board may at any time amend, alter, suspend, or discontinue the Plan, but no amendment, alteration, suspension, or discontinuation shall be made which would impair the rights of any grantee under any grant theretofore made, without his or her consent. In addition, to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required. Any such amendment or termination of the Plan shall not affect Awards already granted and such Awards shall remain in full force and effect as if this Plan had not been amended or terminated.

13. **Time of Granting Awards**. The date of grant of an Award shall, for all purposes, be the date determined in accordance with Sections 5 and 6 hereof.

14. **Conditions on Issuance of Shares**. Shares shall not be issued under any Award unless the issuance and delivery of such Shares pursuant thereto, and in the case of an Option, the exercise of such Option, shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, state securities laws, and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance. As a condition to the exercise of an Option, the Company may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares, if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned relevant provisions of law. Inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

15.   Reservation of Shares. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

16.   Option Agreement. Options shall be evidenced by written option agreements in such form as the Board shall approve.

17.   Stockholder Approval. The Plan shall be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted. Such stockholder approval shall be obtained in the degree and manner required under applicable state and federal law and any stock exchange rules.